UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

Email: warren@pxadivsors.com

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUDSON CAPITAL INC.

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended June 30, 2021

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 15, 2020 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” “our,” or “HUSN” refers to Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. and Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Metrics for the period from January 1, 2021 to June 30, 2021.

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our on-going strategies and making strategic decisions.

	For the Six Months Ended June 30,
	2021	2020
	(in US$)
Advisory fees billed to clients(1)	-	-
Factoring service fee billed to clients(2)	-	605

(1)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the actual financing amount under the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

(2) Represent amounts net of VAT

The amount of factoring service provided is calculated by summing up actual financing amount under the factoring contracts. The revenue is calculated by multiplying the factoring service fee ratio and the interest rate indicated on the contract and the financing amount provided.

Results of Operations for the Six Months ended June 30, 2021

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,		Variance
	2021	2020	Amount	%
Revenue	$-	605	$(605)	(100.0)%
Cost of revenue	-	-		%
Gross profit	-	605	(605)	(100.0)%
Selling and marketing expense	-	10,534	(10,534)	(100.0)%
General and administrative expense	395,665	862,015	(466,350)	(54.1)%
(Loss) Income from operations	(395,665)	(871,944)	(476,279)	(54.6)%
Interest income on bank deposit	4	14	(10)	(71.4)%
Other income (expenses), net	3,631	50,000	(46,369)	(92.7)%
Interest income from loans to third parties	-	181,000	(181,000)	(100.00)%
Reversal of impairment loss (Impairment loss) on loans to third parties	-	687	(687)	(100.00)%
Loss before income taxes	(392,030)	(640,243)	(248,213)	(38.8)%
Income tax (benefit) expenses	-	-		%
Net loss	$(392,030)	$(640,243)	$(248,213)	(38.8)%
Comprehensive loss	$(440,842)	$(615,118)	$(174,242)	(28.3)%

3

Revenue

Revenue for the six months ended June 30, 2021 decreased 100.0% period-over-period to $0 from $605 in the same period in 2020.

Our revenue in the six months ended June 30, 2021 was $0, comparing with the six months ended June 30, 2020 of $605, which was derived from factoring services . This is mainly due to the slow-down of China macro-economy, partly as a result of the COVID-19 pandemic and the ensuing containment measures both domestically and internationally and deterioration of potential clients’ credit worthiness, which made loans to these clients unfeasible. We have suspended our domestic banking related advisory business lines.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $0 for the six months ended June 30, 2021 compared to $0 for the six months ended June 30, 2020. The decrease in cost of revenue is because we have no sales staff.

Gross Profit and Gross Margin

Gross profit for the period from January 1, 2021 to June 30, 2021 decreased 100.0% to $0 from $605 in the same period in 2020. The decrease is in line with the revenue decrease of 100.0% over the same periods.

Gross margin, or gross profit as a percentage of total revenues, was 100% for the period from January 1, 2020 to June 30, 2021, compared with 100% in the same period in 2020.

Operating Expenses

Total operating expenses for the six months ended June 30, 2021 decreased 54.7% period-over-period to $395,665 from $872,549 in the same period in 2020.

Selling and marketing expenses for the six months ended June 30, 2021 decreased 100% period-over-period to $0 from $10,534 in the comparable period in 2020, a decrease of $10,534. The period-over-period decrease is in line with the overall scaling down of our business.

General and administrative expenses consist primarily of staff salaries, rental expenses and consulting service expenses. General and administrative expenses were $395,665 for the six months ended June 30, 2020, as compared to $862,015 in the same period in 2020, a decrease of $466,350 or 54.1%. The decrease in general and administrative expenses was mainly due to the overall scaling down of our business.

(Loss) Income from Operations and Operating Margin

Loss from operations in the six months ended June 30, 2021 was $395,665, compared with loss from operations of $871,944 in the same period in 2020.

Operating margin, or income from operations as a percentage of total revenue, was 0% and (144,123)% for the six months ended June 30, 2021 and 2020 respectively. This decrease was mainly due to the significant decrease in our revenue.

4

Interest income

Interest income was $4 for the six months ended June 30, 2021, being bank interest, compared with $181,014 for the same period a year ago, which was primarily derived from loans to third parties.

Other income (expenses), net

Other income was $3,631 for the six months ended June 30, 2021, compared with other income of $50,000 for the same period a year ago. Other income was primarily from customers’ compensation for overdue services for the six months ended June 30, 2021 and other income was primarily from the disposal of expired loans to third parties to an unrelated third party for the six months ended June 30, 2020.

Income tax expense

Income tax expenses were $0 for the six months ended June 30, 2021, compared with income tax expenses of $0 in the same period of the previous year. The income tax expenses were mainly valuation allowance made on deferred tax assets on our accounts since management believes that it is unlikely to generate any profits in the foreseeable future and determined to utilize the deferred tax assets as a result of accumulated operating losses.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation loss was $48,812 in the six months ended June 30, 2021, compared with a gain of $25,125 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net Loss

Net loss for the six months ended June 30, 2021 was $392,030, as compared to net loss of $640,243 recorded for the six months ended June 30, 2020. This decrease was principally due to the suspension on our domestic banking related advisory business lines, the overall scaling down of our business and no addition of impairment losses on our direct loans and loans to third parties.

Liquidity and Capital Resources

As of June 30, 2021 and December 31, 2020, we had $699,000 and $3,274,287 in cash, respectively.

Net cash used by operations for the six months ended June 30, 2021 and 2020 was $2,623,614 and $710,658, respectively. The increase of net cash used by operations mainly contributed by settlement of liabilities in our PRC subsidiary and VIE amounting to $2,271,818.

Net cash provided by investing for the six months ended June 30, 2021 was $100,000 and are proceeds from disposal of fixed assets.

Net cash provided by financing for the six months ended June 30, 2021 was $0, comparing with June 30, 2020 was $4,278,000 proceeds from two registered direct offering and issuance of ordinary shares.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid-in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus its operations mainly in PRC for the time being and is not expected to have significant operations outside the PRC in the foreseeable future. It is not expected to have significant transfers of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign-owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

5

HUDSON CAPITAL INC.

(formerly known as CHINA INTERNET NATIONWIDE FINANCIALSERVICES INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of June 30,	As of December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$699,000	$3,274,287
Accounts receivable (including $0 and $0 of receivable from related parties as of June 30, 2021 and December 31, 2020, respectively)	-	-
Other receivables	140,935	105,149
Loan to third parties	-	-
Prepayments and advance to suppliers	9,565	9,470
Due from related parties	82,576	81,756
Total Current Assets	932,076	3,470,662

Non-current assets
Property and Equipment, net	11,290	108,467
Intangible assets, net	814	806
Long-term prepayment	3,061	3,031
Deferred Tax Assets	-	-
Total Assets	$947,241	$3,582,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$212,975	$168,016
Other payables and accruals	39,318	244,370
Due to related party	361,339	358,241
Taxes payable	143,306	1,053,249
Total Current Liabilities	756,938	1,823,876
Provision of other Liabilities	-	1,127,945
Total Liabilities	756,938	2,951,821

Shareholders’ equity
Common Stock ($0.005 par value, unlimited shares authorized, 6,406,146 and 6,406,146 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively)	32,031	32,031
Additional paid in capital	32,931,128	32,931,128
Statutory reserve	3,032,854	3,032,854
Retained earnings	(34,930,006)	(34,537,976)
Accumulated other comprehensive loss	(875,704)	(826,892)
Total Shareholders’ Equity	190,303	631,145
Total Liabilities and Shareholders’ Equity	$947,241	$3,582,966

6

HUDSON CAPITAL INC.

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Revenue
International corporate financing advisory	$-	$-
Factoring service	-	605
Total revenue	-	605

Cost of revenues	-	-
Gross profit	-	605

Operating expenses
Selling and marketing expenses	-	10,534
General and administrative expenses	395,665	862,015
Total Operating expenses	395,665	872,549
(Loss) Income from operations	(395,665)	(871,944)

Other income (expenses)
Interest income on bank deposit	4	14
Other income (expenses), net	3,631	50,000
Interest income from loans to third parties	-	181,000
Reversal of impairment (Impairment loss) on loans to third parties	-	687
Total other income (expenses), net	3,635	231,701

Loss before income tax expenses	(392,030)	(640,243)
Income tax expenses	-	-
Net Loss	$(392,030)	$(640,243)
Other comprehensive loss
Foreign currency translation gain(loss)	(48,812)	25,125
Comprehensive Loss	$(440,842)	$(615,118)
Weighted average number of shares
Basic	6,406,146	4,662,657 *
Diluted	6,406,146	4,662,657 *
Earnings per share
Basic	$(0.061)	$(0.137)
Diluted	$(0.061)	$(0.137)

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer

8